SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2016

The preliminary financial performance figures for Woori Bank for the nine-month period ended on September 30, 2016, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2016	2Q 2016	% Change Increase (Decrease)	3Q 2015	% Change Increase (Decrease)

Revenue*	Specified Quarter	6,480,046	5,167,480	25.40	6,838,781	(5.25)
	Cumulative Basis	18,723,120	12,243,074	—	16,213,712	15.48

Operating Income	Specified Quarter	440,118	392,849	12.03	396,081	11.12
	Cumulative Basis	1,389,221	949,103	—	968,573	43.43

Income before Income Tax Expense	Specified Quarter	448,275	345,760	29.65	402,303	11.43
	Cumulative Basis	1,359,396	911,121	—	1,089,877	24.73

Net Income	Specified Quarter	359,392	311,283	15.46	325,075	10.56
	Cumulative Basis	1,117,179	757,787	—	853,894	30.83

Profit to the Equity Holders of the Parent Entity	Specified Quarter	355,648	306,974	15.86	323,293	10.01
	Cumulative Basis	1,105,914	750,266	—	840,150	31.63

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: October 19, 2016	By:	/s/ Kwang-Seok Kwon
(Signature)

	Name:	Kwang-Seok Kwon
	Title:	Managing Director